SECUR[...] MMISSION

11019561

SEC Mail Mail Processing Section

MAR 01 2011

Washington, DC 106

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-40490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS PRIME BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George L. Parry (201) 850-5108
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affirmation

I, George L. Parry, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of BNP Paribas Prime Brokerage, Inc. as of December 31, 2010, are true and correct. I further affirm that neither BNP Paribas Prime Brokerage, Inc. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

George L. Parry

Chief Financial Officer
Title

Subscribed and sworn to before me on this 28th day of February, 2011.

Notary Public

MARIAN JOAN GOLOB
Notary Public, State of New Jersey
ID # 2368342
Qualified in Hudson County
Commission Expires Dec. 27, 2012

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BNP Paribas Prime Brokerage, Inc.
New York, NY

We have audited the accompanying statement of financial condition of BNP Paribas Prime Brokerage, Inc. (an indirectly wholly owned subsidiary of BNP PARIBAS) (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Prime Brokerage, Inc. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2010
(in thousands)

Assets		
Cash and cash equivalents	$	71,183
Cash segregated under federal and other regulations		358,904
Securities borrowed		24,216,371
Receivable from customers, net		10,236,569
Receivable from brokers, dealers and clearing organizations		147,470
Securities received as collateral		52,909
Other assets		22,526
Total assets	$	35,105,932
Liabilities and stockholder's equity		
Liabilities		
Short-term borrowings	$	3,513,512
Securities loaned		17,491,706
Payable to customers		9,143,451
Securities sold under agreements to repurchase		2,800,026
Obligation to return securities received as collateral		52,909
Payable to brokers, dealers and clearing organizations		29,225
Accrued expenses and other liabilities		57,443
		33,088,272
Liabilities subordinated to the claims of general creditors		1,600,000
Stockholder's equity		417,660
Total liabilities and stockholder's equity	$	35,105,932

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Nature of Business

BNP Paribas Prime Brokerage, Inc. (the "Company" or "PBI") is a wholly owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), the ultimate parent of which is BNP PARIBAS ("BNPP").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a prime broker that provides a wide range of services including secured financing, securities settlement, custody, capital introduction, and securities lending to hedge funds, investment companies and others.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2010. Significant estimates include the realization of a deferred tax asset. Actual results could differ materially from such estimates included in the Statement of Financial Condition.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments not held for resale with original maturities of three months or less. The Company has all cash on deposit with major money center banks. Cash and cash equivalents are carried at cost, which approximates fair value.

Securities Transactions

Customers' securities transactions are reported on the settlement date.

Repurchase Agreements

Securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted repurchase amounts plus accrued interest.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or refunded, as necessary. Interest receivable or payable on such transactions is accrued and included in the Statement of Financial Condition in Other assets or Accrued expenses and other liabilities, respectively.

Short-Term Borrowings

The company obtains short-term financing on an overnight basis and term basis under 1 year by borrowing from an affiliate using an unsecured loan facility. The principal and accrued interest associated with these borrowings are recorded in the Statement of Financial Condition.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral
The Company must recognize the proceeds from the sale of noncash collateral received and its Obligation to return securities received as collateral in the Statement of Financial Condition.

Foreign Currencies
The Company has balances denominated in foreign currency. These assets and liabilities are translated at closing exchange rates at December 31, 2010.

Securities Received from Customers
Securities received from customers in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Receivables and Payables with Customers
Customer receivables and payables represent amounts due from/to customers, primarily related to margin balances and cash deposits, and are reported net by customer. The Company does not include in its Statement of Financial Condition the securities owned by customers or the securities sold short by customers.

Receivables and Payables with Brokers, Dealers, and Clearing Organizations
Receivables and payables with brokers, dealers, and clearing organizations represent amounts due from/to brokers, dealers and clearing organizations and are reported net by counterparty when the right of offset exists.

Property and Equipment
Property and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from 3 to 10 years. Acquired software costs are amortized based on straight-line amortization over the estimated economic life, generally 3 to 5 years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. Property and equipment is recorded in Other assets in the Statement of Financial Condition.

Income Taxes
The results of the Company's operations are included in the consolidated federal and the combined state and local income tax returns of Paribas North America, Inc. ("PNA"), a U.S. holding company whose ultimate parent is BNPP.

The Company records an income tax provision equal to the total current and deferred tax provision / (benefit) which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of Accounting Standards Codification ("ASC") 740 "*Income Taxes*".

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented net as a component of Accrued expenses and other liabilities in the Statement of Financial Condition.

Uncertain tax positions are evaluated using a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

Accrued interest and penalties are included in Accrued expenses and other liabilities in the Statement of Financial Condition.

Fair Value Measurement – Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company utilizes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Recent Accounting Developments
In June 2009, Financial Accounting Standards Board ("FASB") amended ASC 860-10 *"Transfers and Services"*. This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and the transferor's continued involvement, if any, in the transferred financial assets. Additionally, the concept of qualifying special purpose entity is no longer relevant upon adoption. This Statement must be applied as of the beginning of the Company's first annual reporting period that begins after November 15, 2009. For the Company, the date of adoption of this Statement was January 1, 2010. Early adoption was prohibited. The adoption of ASC 860-10 did not have a material impact on the Company's Statement of Financial Condition.

(in thousands)

In June 2009, the FASB issued ASC 810 *"Amendments to FASB Interpretation No. 46(R)"*. ASC 810 amends certain requirements of FASB Interpretation enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. ASC 810 requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests provide a controlling financial interest in a variable interest entity.

The determination is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of a variable interest entity that most significantly impact the entity's economic performance.

ASC 810 is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. The adoption of ASC 810 did not have a material impact on the Company.

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 (ASU 2010-06), which amends ASC 820, *"Fair Value Measurements and Disclosures"*. The ASU requires fair value disclosures for each asset and liability class, disclosures related to inputs and valuation methods for measurements that use Level 2 or Level 3 inputs, disclosures of significant transfers between Levels 1 and 2, and the gross presentation of significant transfers into or out of Level 3 within the Level 3 rollforward. The ASU also requires the gross presentation of purchases, sales, issuances, and settlements within the Level 3 rollforward. The disclosure requirement by class is a greater level of disaggregation compared to the previous requirement, which was based on the major asset or liability category. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have a material impact on the Company's Statement of Financial Condition.

In July 2010, the FASB issued ASU 2010-20, which amends ASC 310, *"Receivables"*. The ASU requires additional disclosures that provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. It also requires the disclosure of credit quality indicators, past due information, and modifications of financing receivables. The amended disclosure guidance related to information as of the end of a reporting period is effective for the first interim or annual reporting period ending on or after December 15, 2010. The amended disclosure guidance related to activity that occurs during a reporting period is effective for the first interim or annual reporting period beginning after December 15, 2010. The adoption of ASU 2010-20 did not have a material impact on the Company's Statement of Financial Condition.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2010, consist of the following:

(in thousands)

	Receivable	Payable
Receivable/Payable from/to brokers & dealers	$ 86,900	$ 15,112
Receivable/Payable from/to clearing organizations	60,570	3,929
Payable to non-customers	-	10,184
	$ 147,470	$ 29,225

4. Liabilities Subordinated to the Claims of General Creditors

The Company has a subordinated loan agreement with BNPPNA outstanding totaling $1,600,000 at December 31, 2010. The loan expires as of June 30, 2012 but can be automatically extended until September 29, 2018. The loan bears interest based on the 3 month London Interbank Offered Rate ("LIBOR") plus 170 basis points, which resets on a quarterly basis, was calculated and accrued monthly.

The agreement covering the subordinated loan has been approved by FINRA and is therefore available in computing net capital pursuant to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The loan allows for prepayment of all or any part of the obligation at the option of the Company and upon receipt of prior written approval of FINRA. To the extent that the loan is required for the Company's continued compliance with net capital requirements, it may not be repaid. The subordinated loan agreement has automatic extensions with regard to maturity dates. FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

5. Deferred Compensation

Under the terms of a deferred compensation plan sponsored by BNPP, employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP, will receive a portion of such excess amount in units according to the Deferred Compensation Scheme 2010 ("DCS 2010"), which vests over a three year period. Units awarded will be based on the average closing price of BNP Paribas shares over a specified period with the final unit price subject to certain performance conditions on an annual basis. The grant date for the DCS 2010 plan was March 25, 2010. Payments will be made June 2011, June 2012 and June 2013 on the basis of the respective year's final unit price.

In 2010, BNPP established four new plans: (a) DCS 2011 Plus Plan; (b) DCS 2011 Plan; (c) CIB KCDP Plan; and (d) Group KCDP Plan. All four plans are liability awards with grant dates in February 2011. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS 2011 Plus Plan is subject to fulfillment of specified performance conditions. The remaining three plans vest based on the fulfillment of service conditions. The vesting periods for each of these plans are March of 2012, 2013 and 2014.

In addition, BNPP allows certain employees to defer up to 100% of their bonus through a voluntary deferred compensation plan ("Plan"). The assets of the Plan are owned by BNPP with an offsetting liability to the individual employees.

(in thousands)

6. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which PBI participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors. At December 31, 2010, the defined benefit plan was underfunded by approximately $48,054.

7. Income Taxes

The tax payable or benefit receivable is settled with PNA periodically. At December 31, 2010, the Company's current tax receivable from PNA of $5,419 as included in Accrued expenses and other liabilities in the Statement of Financial Condition. The Company did not make tax payments to PNA during 2010.

At December 31, 2010, the Company's net deferred tax asset of $6,445 is comprised of $9,837 of deferred tax assets and $3,392 of deferred tax liabilities. The net deferred tax asset is due to differences between tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") arising primarily from the timing of the recognition of depreciation, deferred compensation, transfer pricing and accrued interest payable to foreign affiliates. The Company has not recorded a valuation allowance against the net deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future. The net deferred tax asset was included in Accrued expenses and other liabilities in the Statement of Financial Condition.

The Company has recorded a Federal net operating loss ("NOL") carryforward of $25,546, a NYS NOL carryforward of $26,159, and a New York City NOL carryforward of $26,803 as of December 31, 2010, on a stand-alone basis, which may be utilized through 2029. However, since the Company is included as part of a combined return, these NOLs have been utilized by other group members, and the benefit of these NOLs will be compensated by other group members as the Company generates taxable profits.

As of December 31, 2010, the Company did not have any unrecognized tax liabilities. As of December 31, 2010, the Company had no accrued interest or penalties related to unrecognized tax benefits in the Company's Statement of Financial Condition. As of December 31, 2010, the Company's open tax years subject to potential examination by the Internal Revenue Service, New York State, and New York City are the short period October 1, 2008 – December 31, 2008, 2009 and 2010. The Company does not expect the unrecognized tax benefit to change significantly during the twelve months subsequent to December 31, 2010.

8. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements and operational support.

(in thousands)

At December 31, 2010, the Company has a unsecured line of credit with BNPP. Borrowings under this line of credit bear a rate of LIBOR, as defined by BNPP, plus a nominal interest rate. The maximum borrowing under these arrangements is €3,400,000 or the U.S. dollar equivalent based on the current exchange rate is $4,546,140.

On any date in which the equivalent in euros of the aggregate principal amount of all advances outstanding exceeds 105% of the maximum borrowing amount, BNPP may, at its sole discretion notify PBI of such excess and make demand for prepayment in respect thereof.

At December 31, 2010, assets and liabilities with related parties consist of the following:

Assets		
Cash and cash equivalents	$	6,002
Cash segregated under federal and other regulations		53,043
Securities borrowed		10,804,178
Receivable from brokers, dealers, and clearing organizations		44,554
Other assets		9,291
Total assets	$	10,917,068
Liabilities		
Short-term borrowings	$	3,513,512
Securities loaned		8,872,605
Accrued expenses and other liabilities		16,498
Total liabilties	$	12,402,615
Liabilities subordinated to the claims of general creditors	$	1,600,000

Included in Other assets in the Statement of Financial Condition at December 31, 2010 are intercompany transfer pricing receivables of $4,309 and interest receivable of $4,982. Transfer pricing receivables are due from BNP Paribas Prime Brokerage International, LTD ("PBL") and are accounted for in accordance with BNPP transfer pricing agreements.

Accrued expenses and other liabilities at December 31, 2010 include interest payable of $6,966, a payable of $9,532 to BNPP and affiliates for charges relating to overhead expenses, research and information, technology support and revenue sharing agreements.

9. Pledged Assets, Commitments and Contingencies

In the normal course of business, the Company has customer margin securities and obtains securities from securities borrowed transactions on terms which permit it to repledge or resell the securities to affiliates and third parties.

At December 31, 2010, the Company obtained and had available securities with a fair value of approximately $42,474,374 on such terms, of which approximately $28,959,176 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

(in thousands)

The Company is required to maintain deposits with various clearing organizations. At December 31, 2010, the Company has cash deposits of $58,782 and securities of $1,632 to satisfy such requirements. The Company has pledged $2,984,993 of securities as collateral under tri-party agreements, which cannot be resold or pledged by the counterparty or by the agent holding the security.

The Company has an outstanding letter of credit issued by a third-party bank used to meet margin requirements at a clearing organization. The Company is contingently liable for this letter of credit which is used in lieu of depositing cash or securities. The Company has a letter of credit of $200,000 of which $160,000 is posted at a clearing organization at December 31, 2010 to satisfy various collateral requirements of which none was drawn down.

Certain customers have credit facility agreements for collateralized borrowings with the Company in accordance with internal margin guidelines. As of December 31, 2010, the Company had commitments of $11,004,275 related to credit facilities of which $1,734,298 were not drawn.

The Company, in the normal course of business, has been named as defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be. Based upon its current knowledge after consultation with counsel, the outcome of legal actions, proceedings and investigations currently pending against the Company should not have a material adverse effect on the Company's Statement of Financial Condition.

10. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2010, the Company had net capital of $1,924,376, which was $1,530,821 in excess of its required net capital.

11. Cash Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. Rule 15c3-3 requires the deposit of cash, cash equivalents and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. As of December 31, 2010, the Company made a computation related to Rule 15c3-3 and was not required to maintain a balance in this account. At December 31, 2010, the Company had segregated cash of $348,896.

As of December 31, 2010, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB") and was not required to maintain a balance in this account. The Company had segregated cash of $10,008 at December 31, 2010. On

January 4, 2011, an additional cash deposit of $5,000 was made into this account, which brought the total to $15,008.

12. Credit Risk and Financial Instruments with Off -Balance Sheet Risk

In the normal course of business, the Company settles securities activities with customers, brokers and dealers and affiliates. These securities activities are transacted on either a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

13. Fair Value Disclosures

Securities received as collateral are carried at fair value and are classified as Level 1 under the fair value hierarchy.

Obligation to return securities received as collateral are carried at fair value and are classified as Level 1 under the fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis are classified under the fair value hierarchy below. The Company had no assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2010.

(in thousands)

Assets and liabilities utilizing Level 1 inputs include securities that are actively traded. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Securities received as collateral	$ 52,909	$ -	$ -	$ 52,909
	$ 52,909	$ -	$ -	$ 52,909

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Obligation to return securities received as collateral	$ 52,909	$ -	$ -	$ 52,909
	$ 52,909	$ -	$ -	$ 52,909

All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value. All remaining liabilities are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Due to the variable rate of interest, which resets on a quarterly basis, for the subordinated loan agreements the carrying value approximates the estimated fair value.

14. Subsequent Events

The Company evaluates subsequent events through the date on which the Statement of Financial Condition is issued. The Company did not note any subsequent events requiring disclosure or adjustment to the Statement of Financial Condition.

* * * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

BNP Paribas Prime Brokerage, Inc.
787 Seventh Avenue
New York, NY 10019

In planning and performing our audit of the financial statements of BNP Paribas Prime Brokerage, Inc. (an indirectly wholly owned subsidiary of BNP PARIBAS) (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
BNP Paribas Prime Brokerage, Inc.
787 Seventh Avenue
New York, NY 10019

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by BNP Paribas Prime Brokerage, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks made payable to SIPC noting no differences.

2. Compared the total revenue amounts reported of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting a difference of $118 million. Management represents this difference is due to permitted interest netting on matched-book securities lending transactions.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040490 FINRA DEC
BNP PARIBAS PRIME BROKERAGE INC 12*12
ATTN FRANK BRACERO DEP CFO
525 WASHINGTON BLVD 6TH FL
JERSEY CITY NJ 07310-1606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 522,632

B. Less payment made with SIPC-6 filed (exclude interest) (266,477)
8/10/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 256,155

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 256,155

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 256,155

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BNP Paribas Prime Brokerage Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

C.F.O.
(Title)

Dated the ____ day of ______________, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2019 and ending DEC 31, 2019
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 278,711,152
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	85,446,208
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	85,446,208
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,112,197
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 171,998,523	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 58,762,745	
Enter the greater of line (i) or (ii)	171,998,523
Total deductions	175,104,720
2d. SIPC Net Operating Revenues	$ 209,052,640
2e. General Assessment @ .0025	$ 522,632

(to page 1, line 2.A.)